SECURITIES AND EXCHANGE COMMISSION
		     	     Washington, D.C. 20549

			  	  SCHEDULE 13D
		      Under the Securities Exchange Act of 1934
				Amendment No. 4


		     	        InFocus Corporation
		       		 (Name of Issuer)

			  	   Common Stock
		 	  (Title of Class of Securities)

				    45665B106
			          (CUSIP Number)

			     Mr. Scott B. Bernstein
			    Caxton Associates, L.L.C.
			   731 Alexander Road, Bldg. 2
			   Princeton, New Jersey 08540
			         (609) 419-1800
          (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

			  	    2/16/2007
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |X|

Note: Schedules filed in paper format shall include a signed original and-five copies of the schedule, including all exhibits. See Section
240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

    Caxton International Limited

 (2) Check the Appropriate Box if a Member of a Group (See Instructions)  (a)|_|
                                                                          (b)|x|

 (3) SEC Use Only.

 (4) Source of Funds (See Instructions).
    WC

 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|

 (6) Citizenship or Place of Organization
    British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:

 (7) Sole Voting Power:
    0

 (8) Shared Voting Power:
    4,217,089

 (9) Sole Dispositive Power:
    0

 (10) Shared Dispositive Power:
    4,217,089

 (11) Aggregate Amount Beneficially Owned by Each Reporting Person.
    4,217,089

 (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions). |_|

 (13) Percent of Class Represented by Amount in Row (11).
     10.6%

 (14) Type of Reporting Person (See Instructions).
     CO

 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

    GDK, Inc.

 (2) Check the Appropriate Box if a Member of a Group (See Instructions)  (a)|_|
                                                                          (b)|x|

 (3) SEC Use Only.

 (4) Source of Funds (See Instructions).
    WC

 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|

 (6) Citizenship or Place of Organization
    British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:

 (7) Sole Voting Power:
    0

 (8) Shared Voting Power:
    221,111

 (9) Sole Dispositive Power:
    0

 (10) Shared Dispositive Power:
    221,111

 (11) Aggregate Amount Beneficially Owned by Each Reporting Person.
    221,111

 (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions). |_|

 (13) Percent of Class Represented by Amount in Row (11).
     0.6%

 (14) Type of Reporting Person (See Instructions).
     BD

 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

    A.R.T. Advisors, LLC
    13-4196796

 (2) Check the Appropriate Box if a Member of a Group (See Instructions)  (a)|_|
                                                                          (b)|x|

 (3) SEC Use Only.

 (4) Source of Funds (See Instructions).
    WC

 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|

 (6) Citizenship or Place of Organization
    Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

 (7) Sole Voting Power:
    0

 (8) Shared Voting Power:
    221,111

 (9) Sole Dispositive Power:
    0

 (10) Shared Dispositive Power:
    221,111

 (11) Aggregate Amount Beneficially Owned by Each Reporting Person.
    221,111

 (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions). |_|

 (13) Percent of Class Represented by Amount in Row (11).
     0.6%

 (14) Type of Reporting Person (See Instructions).
     IA

 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

    Sosnick, Aaron

 (2) Check the Appropriate Box if a Member of a Group (See Instructions)  (a)|_|
                                                                          (b)|x|

 (3) SEC Use Only.

 (4) Source of Funds (See Instructions).
    WC

 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|

 (6) Citizenship or Place of Organization
    United States

Number of Shares Beneficially Owned by Each Reporting Person With:

 (7) Sole Voting Power:
    0

 (8) Shared Voting Power:
    221,111

 (9) Sole Dispositive Power:
    0

 (10) Shared Dispositive Power:
    221,111

 (11) Aggregate Amount Beneficially Owned by Each Reporting Person.
    221,111

 (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions). |_|

 (13) Percent of Class Represented by Amount in Row (11).
     0.6%

 (14) Type of Reporting Person (See Instructions).
     IN

 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

    Caxton Associates, L.L.C.
    22-3430173

 (2) Check the Appropriate Box if a Member of a Group (See Instructions)  (a)|_|
                                                                          (b)|x|

 (3) SEC Use Only.

 (4) Source of Funds (See Instructions).
    Not Applicable

 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|

 (6) Citizenship or Place of Organization
    Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

 (7) Sole Voting Power:
    0

 (8) Shared Voting Power:
    4,438,200

 (9) Sole Dispositive Power:
    0

 (10) Shared Dispositive Power:
    4,438,200

 (11) Aggregate Amount Beneficially Owned by Each Reporting Person.
    4,438,200

 (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions). |_|

 (13) Percent of Class Represented by Amount in Row (11).
     11.2%

 (14) Type of Reporting Person (See Instructions).
     IA

 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

    Kovner, Bruce

 (2) Check the Appropriate Box if a Member of a Group (See Instructions)  (a)|_|
                                                                          (b)|x|

 (3) SEC Use Only.

 (4) Source of Funds (See Instructions).
    Not Applicable

 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|

 (6) Citizenship or Place of Organization
    United States

Number of Shares Beneficially Owned by Each Reporting Person With:

 (7) Sole Voting Power:
    0

 (8) Shared Voting Power:
    4,438,200

 (9) Sole Dispositive Power:
    0

 (10) Shared Dispositive Power:
    4,438,200

 (11) Aggregate Amount Beneficially Owned by Each Reporting Person.
    4,438,200

 (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions). |_|

 (13) Percent of Class Represented by Amount in Row (11).
     11.2%

 (14) Type of Reporting Person (See Instructions).
     IN


Item 4.  Purpose of Transaction.

     Item 4 is amended by adding thereto the following additional information:


On February 2, 2007, Mr. C. Kyle Ranson, President and Chief Executive Officer of the Company, contacted representatives of the Reporting Persons to discuss with them the Company's strategic alternatives process and the Reporting Persons' intention of calling a special meeting of the Company's shareholders (a "Special Meeting") and proposing removal and replacement at the Special Meeting (the "Special Meeting Proxy Contest") of a majority of the Company's Board of Directors (the "Board"). In that conversation, Mr. Ranson advised the representatives of the Reporting Persons that the Company might be only a few weeks away from a crossroads decision with regards to an evaluation of strategic alternatives that might include a sale, merger or other business combination involving the Company (a "Transaction") and that he would like the opportunity to discuss the specifics of one or more possible Transactions with the Reporting Persons' representatives in advance of such an announcement.

In order to be in a position to hold such a discussion, Mr. Ranson requested that the Reporting Persons sign a confidentiality agreement. In response, the Reporting Persons indicated a willingness to sign a confidentiality agreement with a term of two weeks solely in order to receive confidential information about the terms of one or more potential Transactions and not for the purpose of receiving any other type of confidential information. In addition, Mr. Ranson indicated that, as a condition to being consulted on a possible Transaction, the Reporting Persons would have to agree not to call a Special Meeting prior to the 2007 annual meeting of the Company's shareholders (the "2007 Annual Meeting"). Following further discussion, the Reporting Persons' representatives indicated a willingness to consider
Mr. Ranson's suggestion that they not call a Special Meeting and that in exchange for this forbearance the Company would agree that the Reporting Persons would be entitled to substantial Board representation if the Company were unable to announce a Transaction at some time prior to the 2007
Annual Meeting.

Over the next several weeks, representatives of the Reporting Persons and the Company held discussions about a possible settlement of the Special Meeting Proxy Contest. On February 23, 2007, certain of the Reporting Persons signed an agreement with the Company settling the Special Meeting Proxy Contest
(the "Settlement Agreement"). The Settlement Agreement provides that the Reporting Persons and certain of their affiliates will not call a Special Meeting prior to the 2007 Annual Meeting and, with respect to any other special meeting of the Company's shareholders held before the 2007 Annual Meeting, will not engage in or to encourage any solicitation for the purpose of removing directors or increasing the authorized number of directors of the Company.
The Settlement Agreement further provides that on April 13, 2007, or any time thereafter, the Reporting Persons will have the right to have two designees of their choosing added to the Board if (i) prior to the time such right was exercised the Company has not publicly announced that it has entered into a definitive agreement with respect to a Transaction and (ii) at the time of exercising such right the Reporting Persons and their affiliates hold at least 10% of the shares of Common Stock outstanding on February 23, 2007.
In addition, the Settlement Agreement provides that the Company will hold the 2007 Annual Meeting no later than July 31, 2007 (or August 31, 2007, if the Company announces a Transaction, has filed proxy materials with the Securities and Exchange Commission and is pursuing in good faith a meeting of shareholders for approval of the Transaction). The Settlement Agreement does not include a confidentiality arrangement pursuant to which representatives of the Reporting Persons will become privy to the terms of a possible Transaction because the Company had advised the Reporting Persons that it would require any such confidentiality arrangement to have a term of at least 60 days and that even with such an agreement in place representatives of the Reporting Persons would only be provided information about a possible Transaction very shortly prior to the time the Company was prepared to execute a definitive agreement with respect to such a transaction.

The Settlement Agreement does not restrict the Reporting Persons in any way with respect to the 2007 Annual Meeting and does not require the Company to nominate any designee of the Reporting Persons to serve on the Board beyond the 2007 Annual Meeting. The Reporting Persons reserve the right to seek representation at the 2007 Annual Meeting, including the right to propose nominees and solicit proxies for all or fewer than all Board seats. The Reporting Persons have not determined whether they will seek Board representation at the 2007 Annual Meeting.

A copy of the Settlement Agreement is filed herewith as Exhibit 99.1 and is incorporated herein by reference in its entirety.


Item 6.	Contracts, Arrangements, Understandings or Relationships with
	Respect to Securities of the Issuer.

Reference is made to Item 4 for a description of the Settlement Agreement.


Item 7. Material to be Filed as Exhibits

99.1 Settlement Agreement, dated February 23, 2007, by among the Company and Caxton Associates, L.L.C, Caxton International Limited and GDK Inc.





Signature


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

					Caxton International Limited

Date: 2/23/2007				/s/ Joseph Kelly
					Name: Joseph Kelly
					Title: Vice President and Treasurer


Date: 2/23/2007		 		/s/ Maxwell Quin
					Name: Maxwell Quin
					Title: Vice President and Secretary


					GDK, Inc.

Date: 2/23/2007				/s/ Joseph Kelly
					Name: Joseph Kelly
					Title: Vice President and Treasurer

Date: 2/23/2007		 		/s/ Maxwell Quin
					Name: Maxwell Quin
					Title: Vice President and Secretary


					A.R.T. Advisors, LLC

Date: 2/23/2007				/s/ Andrew Waldman
					Name: Andrew Waldman
					Title:  Authorized Representative


Date: 2/23/2007				/s/ Aaron Sosnick
					Name: Aaron Sosnick
					Title: signed by Andrew Waldman
					       as Authorized Representative


					Caxton Associates, L.L.C.

Date: 2/23/2007		 		/s/ Scott B. Bernstein
					Name: Scott B. Bernstein
					Title: Secretary


Date: 2/23/2007				/s/ Bruce S. Kovner
					Name: Bruce S. Kovner
					Title: signed by Scott B. Bernstein
					       as Attorney-in-Fact



The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).